gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 1, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Somebox, Inc.

Registration Statement Form SB-2/Amendment 2

File No.: 333-132107

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of  Somebox, Inc.  The paragraph numbers below correspond to the numbered comments in your March 28, 2006 letter of comment.

Form SB-2

Summary

1.

We added the following disclosure to the end of the first paragraph of the Summary. “For the twelve months ended November 30, 2005, one customer, Lighthouse for the Blind, represented approximately 62% of total revenues.  This customer does not have a contractual obligation to continue doing business with us. If this customer decreased or terminated its purchases from us, the impact would have a severely adverse effect on our operations and financial condition and there are no assurances that we could replace the revenues from new sources of business.” We have conformed the disclosure throughout the Prospectus.

Risk Factors

2.

We have added new Risk Factor #5 disclosing that neither of our officers have any meaningful experience in accounting or financial reporting.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

3.

We have added the requested disclosure to what is now Risk Factor #26 and referenced Exhibit 10.3a.

4.

The requested disclosure has been added to Risk Factor #26 and referenced Exhibit 10.2a.

5.

The allowance for doubtful accounts has been built up and increased from inception. No bad debts had ever been charged against the allowance. The bad debts relating to older receivables were charged against the allowance during the quarter ended February 28, 2006. Bad debt expense relating to recently generated  revenue was negligible.

Selling Stockholders

6.

We have made the requested disclosures in the first two paragraphs of SELLING STOCKHOLDERS.

7.

The only agreement was that each investor signed the same Investment Letter. A Form of that Investment Letter is filed as Exhibit 10.4 to the registration statement.

Management’s Discussion and Analysis or Plan of Operation

8.

We have changed the heading to Management's Discussion and Analysis of Financial Condition and Results of Operations to comply with Item 303 (b) and (c) of Regulation S-B.

9.

We have provided additional disclosure about the most material issue affecting current and future liquidity and operations. Also, see the response to Item 5 above about the allowance for doubtful accounts.

10.

We have provided additional disclosure as requested.

11.

We have disclosed in Liquidity that our president has agreed to defer compensation otherwise payable to him by us so as to permit us to remain viable and further agreed to loan us amounts necessary to meet our expenses if sufficient revenues are not generated therefore. If and when loaned, the loan will be evidenced by a noninterest-bearing, unsecured corporate note to be treated as a loan until repaid, if and when we have the financial resources to do so. The financial resources of Mr. Seitz make it impractical to assume that loans from him will exceed $65,000. A copy of this agreement has been filed as Exhibit 10.3a of the registration statement.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

12.

See response to Item 11 above.  See also new Risk Factor No. 26.

Business

13.

We have expanded our business description emphasizing what is currently happening. Our website has a marketing focus and emphasizes the services that we are emphasizing.

14.

We have added disclosure that we use unaffiliated consultants resident in Bosnia to customize open source software, which principally involves coding, to meet our needs and those of our clients. These consultants provide us with a cost effective means of providing quality and timely services to clients. All communications between us and the Bosnian consultants are conducted on the Internet and by email.  See section entitled “Business , ” subheading “Intellectual Property . ”

15.

We have added disclosure that we use two servers leased on a month-to-month basis from a company whose primary business is leasing servers and which is not affiliated with us in any way. That company has backup systems and has not had any outages during our period of usage. If problems were to arise or prices increase, we would seek other providers of servers.  There is no written agreement.

Directors, Executive Officers, Promoters and Control Persons

16.

We disclosed that there was no petition in bankruptcy filed by or against this business prior or subsequent to StudioVR ceasing operations. The business was severely impacted by the problems experienced by Internet startups, which made up its customer base, in the period 2000-2002.

17.

We had disclosed that certain conflicts of interest may arise between us and our officer(s) and director(s) in that they may have other business interests in the future to which they devote their attention, and they may be expected to continue to do so although management time must also be devoted to our business. We have added that if a conflict of interest actually does occur, we do not have any formal agreements or understandings to resolve it.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

Executive Compensation

18.

We have added the requested disclosure. Exhibits 10.2 and 10.3, both inadvertently dated May 22, 2005 have been refiled as Exhibits 10.2a and 10.3a and now properly reflect the date of execution of February 9, 2006.

Related Party Transactions

19.

We have disclosed that the loan from Mr. Seitz, which represents amounts paid by the president on our behalf, is noninterest-bearing, has no specified maturity date and is not evidenced by any loan agreement or note.  There is no written “April 2005 Exchange Agreement.  Mr. Seitz simply exchanged his membership units in Somebox LLC for shares of stock in Issuer (as disclosed in Item 26)

Plan of Distribution

20.

We have eliminated references referred to regarding hedge transactions, etc.

Report of Independent Registered Public Accounting Firm

21.

We have added a Risk Factor regarding our auditors. New York licensing application was made on December 22, 2005 with various requested follow-up information forwarded January 18, 2006 and February 13, 2006.  Auditors were advised on April 26, 2006 that process would take at least another three weeks although no further information or documentation was requested.

Note 3 – Going Concern

22.

Disclosure has been expanded.

Statements of Operations

23.

We have expanded the caption “Operating Expenses” to provide a breakdown of the types of expenses included in that caption.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

Revenue Recognition

24.

We have conformed the language describing revenue recognition in the footnotes to the financial statements and in Critical Accounting Policies. The revenues generated by hosting have not been significant. However, the accounting for them complies with SOP 97-2 and EITF 00-03. All sites worked on by Somebox are based on open source software that is available to the general public. Our costs are very minor. If our costs to customize website software are other than minor based on requests from a customer, those costs are billed separately and are not a part of our hosting fees. In aggregate, those costs have been insignificant. Our hosting fees relate entirely to hosting and not to the costs or rights relating to the underlying software.

Our total expenses for software development approximated $2,000 in each of 2005 and 2004. Those development efforts related to minor projects and modifications to open source software. The projects generally lasted for several hours to a few days. Technological feasibility was determined at the end of each project. As soon as technological feasibility was established, the project was essentially considered completed. Accounting for these costs as expenses when incurred is consistent with FASB #86 which specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

25.

We disclose that all of our services essentially fall into two categories, consulting and web hosting. The Company recognizes revenue on consulting engagements (which comprise a significant majority of revenues realized in 2005 and 2004) when work has been performed and completed. It recognizes revenue for hosting websites at the end of each month over the term of the hosting period which follows the period in which the service was provided. These policies comply with the guidelines set forth in Topic 13:A:1 of SAB 104 which specifies that revenue be recognized after (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed and determinable; and (iv) collectibility is reasonable assured.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

Note 5 – Related Party Transactions

26.

The loan from our President to us is essentially the same as a loan from a parent company to a subsidiary. An amount of cash was loaned to us, and we are obligated to repay the exact same amount at an unspecified date in the future. No other rights are involved. If interest were to be imputed, the amount would not be material in 2005. There is also no objective period to amortize the discount.

27.

The only expense contributed by our President (or anyone else) that is not recorded by us is “rent” for the office space provided by Mr. Seitz. Mr. Seitz works out of his personal residence. He does not devote a specific area of that residence solely to us nor does he incur any incremental costs because of us. There is no meaningful or objective means of ascribing a value to this “contribution.”

Note 6 – Income Taxes

28.

We have added disclosure stating that all differences between operating results for financial reporting purposes and operating results for income tax purposes are de minimis.

Exhibit 23.1 – Consent

29.

We have filed an updated consent received from our Independent Registered Public Accounting Firm.

Part II

Item 26 -Recent Sales of Unregistered Securities

30.

Each minor was represented by a purchaser representative. There is disclosure in Item 26 that each of these 39 shareholders who was not an accredited investor either alone or with his purchaser representative(s), if any, represented that he had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the investment, and the Issuer had grounds to reasonably believe immediately prior to making any sale that such purchaser comes within this description.

31.

Reference to Rule 504 was inadvertent and has been deleted.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 1, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A2

File No.: 333-132107

Item 28. Undertakings

32.

We have revised the undertakings to comply with Item 512g) of Regulation S-B.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Somebox, Inc.

Mantyla McReynolds, LLC